Date: July 18, 2022

From: Kenneth D. Hawkins
9152 Jones Court
Brentwood, Tn 37027

To: Stephen Epstein
HBR, Inc
718 Thompson Lane
Suite 108-273
Nashville, TN, 3720

Dear Stephen:

Effective immediately, I tender my resignation from the board of directors of Healthcare Business Resources, Inc. for personal reasons.

I offer my best wishes for your success.

Sincerely,

Kenneth D. Hawkins